Mail Stop 4561

July 9, 2008

Randall R. Carpenter
Interstate Data USA, Inc.
1900 West Loop South, #1850
Houston, Texas 77027

      Re: Interstate Data USA, Inc.
             Amendment No. 1 to Registration Statement on Form 10
             Filed July 3, 2008
             File No. 000-53234

Dear Mr. Carpenter:

      We have reviewed your amended Form 10 and have the following comments.

Executive Compensation, page 27

1. We note that your cover letter states that the disclosure in the summary compensation table was revised in accordance with Item 402(n) of Regulation S-K. However, it appears that the compensation values are still not rounded to the nearest dollar. Please refer to Instruction 2 to 402(n) of Regulation S-K.

2. We note your revised disclosure relating to the employment agreement of Randall R. Carpenter which you state will not be effective until the company secures sufficient funds. If the company is not currently operating under the employment agreement, please disclose the material terms of Mr. Carpenter's employment arrangement. Also, include the material terms of the other executive officers' employment arrangements, whether written or unwritten. See Item 402(o) of Regulation S-K.

Statements of Cash Flows, page F-5

3. Revise to classify items identified as additional paid-in-capital from the financing activity section to the operating activity section of this statement. Since both items represent non-cash charges recorded in your net loss, those items should be

shown as an adjustment to your net loss to calculate cash flows used in operating activities. Consider revising the caption from additional paid-in-capital to a caption that more appropriately describe the nature of the adjustment (e.g., stock-based compensation and beneficial conversion feature).

Earnings (Loss) per Share, page F-8

4. Revise to disclose the number of potential dilutive common shares as of each reporting period. For example, you should disclose the number of stock options, warrants, convertible notes and convertible preferred shares that could be dilutive. See paragraph 40(c) of SFAS 128. In addition, disclose that basic and diluted loss per share is the same amount. See paragraph 38 of SFAS 128.

Note 3. Stockholders Equity, page F-12

5. We note that you disclose that the Company has granted stock options totaling 1,884,157 as of Sept 30, 2007. However, you only disclose two grants during 2006 that were subjected to SFAS 123(R) and that were recorded at fair value. Explain how you have accounted for all other stock options granted and indicate why no amounts or charges have been recorded. We also noted addition grants during the interim periods ending March 31, 2008. In addition, revise to provide all of the disclosures required by paragraph 64 of SFAS 123(R).

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As appropriate, please amend your filing and respond to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

You may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Rebecca G. DiStefano
        Greenberg Traurig P.A.
        Via Facsimile at (561) 367-6254